Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a press release issued by Towers Watson & Co. (“Towers Watson”) containing a letter to Towers Watson stockholders regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made the press release available on November 12, 2015.

Towers Watson Issues Letter to Stockholders

Urges Stockholders to Vote “FOR” the Merger with Willis Today

Combination Expected to Create Approximately $4.7 Billion in Incremental Value for Stockholders

ARLINGTON, VA – November 12, 2015 – Towers Watson (NASDAQ:TW) a global professional services company, today announced that it issued a letter urging stockholders to support the merger of equals with Willis Group Holdings (“Willis”) and vote “FOR” the creation of Towers Watson/Willis at the November 18 Special Meeting of Stockholders.

Included below is the full text of the letter to Towers Watson stockholders, which can also be found at http://willisandtowerswatson.mergerannouncement.com.

November 12, 2015

Dear Fellow Stockholder,

As you know, our Special Meeting of Stockholders will be held on November 18, 2015. If you have already voted your proxy card “FOR” the proposed merger of equals with Willis Group Holdings (“Willis”), we thank you for your support.

SUPPORT THE LONG-TERM VALUE CREATION POTENTIAL OF

THE WILLIS TOWERS WATSON MERGER

Over the past several months, we have engaged closely with stockholders, analysts and proxy advisors regarding the merits of the Willis Towers Watson merger. Based on those conversations, there is no dispute regarding the strategic merits or long-term value creation potential of the combination. Our stockholders, research analysts and proxy advisors have consistently agreed that:

•	This is a compelling strategic transaction that presents a unique opportunity to enhance the competitive position of both companies in a manner that could not be achieved on a standalone basis.

•	The transaction is likely to generate significant value through clearly defined cost savings, revenue synergies and tax efficiencies, driving both value creation and earnings accretion.

With the vote rapidly approaching, we note that a limited number of stockholders remain fixated on a set of short-term tactical arguments in an attempt to extract additional value from our merger partner. While these investors are unlikely to benefit from the long-term value creation this transaction offers, they are seeking to benefit from short-term, leverage-funded transfers of value. Simply put, their interests are not aligned with our focus on long-term value creation.

For this reason, our Board continues to feel that it is important to set the record straight with regard to the limited arguments in opposition to this transaction that remain:

•	The Proposed Transaction Structure is Compelling. This is NOT a transaction where the value proposition to stockholders is in the form of a cash premium at closing. As is characteristic of a merger of equals, the stockholders of Towers Watson will own approximately 50% of the combined company, and will benefit from the significant incremental value we expect to create together. In fact, when you account for the value of the dividend, the economic split is more than 50% in favor of Towers Watson stockholders.

As we combine Towers Watson and Willis, a merger of equals enables us to retain our most important assets – our people and our clients – mitigating a key risk of prior business combinations within our industry and preserving value for stockholders.

•	The Towers Watson Board is Focused on Driving Long-Term Value for its Stockholders. Do not let short-term investors with interests that are not aligned with yours imperil this deal. The facts are clear – the Board carefully evaluated, analyzed and negotiated this transaction with the best interests of its stockholders in mind.

The Towers Watson management team has a proven track record of delivering substantial stockholder value through transformative transactions, including the highly successful Towers Perrin/Watson Wyatt merger of equals in 2010. The proposed Willis Towers Watson management team is confident in their ability to build on that success.

Our objective is simple: we intend to continue to deliver long-term value to our stockholders. As a Board, we are confident that the merger with Willis accelerates our strategy to meet that objective.

IT IS NOT TOO LATE TO VOTE “FOR” THE CREATION OF WILLIS TOWERS WATSON

If you have not yet voted, it is not too late to do so. Again, we urge you to sign and return your proxy card today to approve our merger of equals with Willis.

The Towers Watson Board believes the Towers Watson/Willis merger is in the best interest of all stockholders and unanimously recommends that you vote “FOR” the approval and adoption of the Merger Agreement and related proposals on your proxy card TODAY to ensure your vote is counted.

Following the merger, Towers Watson stockholders will have an approximately 49.9% ownership interest in a leading integrated global advisory, broking and solutions firm that is expected to deliver approximately $4.7 billion in total incremental value to stockholders through a combination of cost savings, revenue synergies and tax efficiencies.

CAST YOUR VOTE TODAY!

Your vote is very important. Every vote counts. Not voting or abstaining will have the same effect as a vote against the merger. To ensure your representation at the Towers Watson special meeting, please complete and return the proxy card or submit your proxy by telephone or through the Internet. Instructions on how to vote your proxy card can also be found at http://willisandtowerswatson.mergerannouncement.com.

Please vote promptly whether or not you expect to attend the Towers Watson special meeting. Submitting a proxy now will not prevent you from voting in person at the Towers Watson special meeting. You are also encouraged to carefully read the joint proxy statement/prospectus – dated October 13, 2015 – which provides detailed information about the proposed merger.

On behalf of the Towers Watson Board and management team, thank you for your continued support.

Sincerely,

John J. Haley	Linda D. Rabbitt
Chairman and Chief Executive Officer Towers Watson & Co.	Lead Independent Director Towers Watson & Co.

About Towers Watson

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. With 16,000 associates around the world, the company offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management. Learn more at towerswatson.com.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Contacts:

Investor Contact

Aida Sukys

aida.sukys@towerswatson.com

+1 703-258-8033

Media Contacts

Sard Verbinnen & Co

Michael Henson/Conrad Harrington

+44 (0) 20 3178 8914

Bryan Locke/Jenny Gore

+1 312 895 4700

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